# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ascend Wellness Holdings, Inc., CIK 0001756390
CUSIP: 04351N106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 44 WHIPPANY ROAD, SUITE 101, MORRISTOWN, New Jersey (NJ), 07960
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-000722
Filed by CIK 0001590729

## Reporting persons
- Millstreet Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,363,044; sole dispositive power 0; shared dispositive power 22,363,044; aggregate amount beneficially owned 22,363,044 (10.95% of the class)
- Connolly Brian D: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,363,044; sole dispositive power 0; shared dispositive power 22,363,044; aggregate amount beneficially owned 22,363,044 (10.95% of the class)
- Kelleher Craig: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,363,044; sole dispositive power 0; shared dispositive power 22,363,044; aggregate amount beneficially owned 22,363,044 (10.95% of the class)

## Item 1. Issuer
Name of issuer: Ascend Wellness Holdings, Inc.
Address of issuer's principal executive offices: 44 WHIPPANY ROAD, SUITE 101, MORRISTOWN, New Jersey, 07960

## Item 2. Person Filing
Name of person filing:
Millstreet Capital Management LLC
Brian D. Connolly
Craig M. Kelleher
Address of principal business office or, if none, residence:
Millstreet Capital Management LLC
Brian D. Connolly
Craig M. Kelleher
c/o Millstreet Capital Management LLC
545 Boylston Street, 8th Floor
Boston, MA 02116
Citizenship:
Millstreet Capital Management LLC - Delaware
Brian D. Connolly - United States
Craig M. Kelleher - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 9 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(a) for each such Reporting Person.
Percent of class: The information set forth in Row 11 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.
Sole power to vote or to direct the vote: The information set forth in Rows 5 through 9 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.
Shared power to vote or to direct the vote: The information set forth in Rows 5 through 9 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information set forth in Rows 5 through 9 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.
Shared power to dispose or to direct the disposition:
The information set forth in Rows 5 through 9 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Shares reported herein may be deemed beneficially owned by Millstreet Capital Management LLC ("Millstreet") in its capacity as investment manager to private investment vehicles. Mr. Connolly and Mr. Kelleher are Managing Members of Millstreet. Shares reported herein for Mr. Connolly and Mr. Kelleher represent the above referenced shares reported with respect to Millstreet. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages reported herein are calculated on the basis of the Company's statement in (i) its Current Report on Form 8-K dated December 27, 2024, that there were 204,313,808 shares of Class A Common Stock outstanding as of December 24, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Millstreet Capital Management LLC: /s/ Brian D. Connolly, Brian D. Connolly, Managing Member (01/08/2025)
- Connolly Brian D: /s/ Brian D. Connolly, Brian D. Connolly (01/08/2025)
- Kelleher Craig: /s/ Craig M. Kelleher, Craig M. Kelleher (01/08/2025)